2001 - 2

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing October 17, 2000 through February 8, 2001

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Name of registrant)

Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands

(Address of principal executive offices)

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Andrew D. Soussloff, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

This report comprises a copy of the press released entitled ‘Philips announces record earnings for 2000; sets new financial targets’, dated February 8, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 8th day of February, 2001.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ C. Boonstra

C. Boonstra
(President,
Chairman of the Board of Management)

/s/ J.H.M. Hommen

J.H.M. Hommen
(Executive Vice-President,
Member of the Board of Management
and Chief Financial Officer)

February 08, 2001

Philips announces record earnings for 2000; sets new financial targets

The year 2000

  Income from continuing operations: EUR 9,602 million (EUR 7.31 per share) - excluding special one-time gains, EUR 2,564 million (EUR 1.95 per share)
  Nominal sales growth: 20% / Comparable sales growth: 11%
  Income from operations: EUR 4,281 million, 11.3% of sales - excluding one-time gains: EUR 2,900 million, 7.7% of sales
  RONA: 35.7% - excluding one-time gains: 24.2%

The year 2000 was a record year for Royal Philips Electronics in almost every respect. Aided by favorable economic conditions worldwide and a strong US dollar, the Company benefited from strong demands for its products, especially components and semiconductors. Sales were up by 20%, and the overall profitability of continuing operations improved further, enabling the Company to meet the targeted objective of 24% return on net assets. Net income from continuing operations amounted to EUR 9,602 million, of which EUR 7,038 million came from one-time gains. The Company generated cash flow from operations of EUR 2,996 million and enjoys a balance sheet with only 12% net debt. A proposal will be submitted to the General Meeting of Shareholders to declare a dividend of EUR 0.36 per common share (1999: EUR 0.30).

New Financial Targets

Philips also announces that its new financial performance objectives for the medium term are:
- to deliver average annual sales growth above 10%
- to increase income from operations from approximately 8% of sales to 10% of sales
- to produce average annual growth of earnings per share of 15%
- to generate positive cash flow
Achieving these targets will lead to a return on net assets (RONA) of over 30%.

"I am delighted to say that Philips made an excellent start to the new Millennium," commented Cor Boonstra, President and CEO of Philips. "All our divisions improved their performance in 2000, leading to the record results announced today. Our efforts over the past four years are clearly bearing fruit, as we become a profitable high-growth technology company with strong cash flow and sustainable market leadership positions. By setting and meeting tough financial targets, we have regained our credibility with the financial community." Gerard Kleisterlee, President-designate said: "Today we have committed ourselves to a set of even tougher targets for the coming years, in order to continually improve our performance, further building growth, profitability, and shareholder value."

The fourth quarter of 2000

  Income from continuing operations: EUR 2,792 million (EUR 2.16 per share) - excluding one-time gains and incidental after-tax charges: EUR 802 million (EUR 0.61 per share), a 46% increase over the fourth quarter of 1999
  Nominal sales growth: 15%/ Comparable sales growth: 7%

Income from continuing operations in the fourth quarter amounted to EUR 2,792 million (EUR 2.16 per share) compared to EUR 687 million (EUR 0.51 per share) in the corresponding period of 1999. Included in income are an after tax gain of EUR 1,115 million from the exchange of Seagram shares into Vivendi Universal shares, and a one-time gain of EUR 1,072 million resulting from the merger of Origin with Atos. The fourth quarter of 1999 included a gain of EUR 92 million (EUR 0.07 per share) from Taiwan Semiconductor Manufacturing Company (TSMC) related to the conversion of Eurobonds into equity, and a one-time gain of EUR 44 million (EUR 0.03 per share) related to the sale of a portion of JDS Uniphase shares. Excluding the above items, and a number of incidental after-tax charges of EUR 197 million (EUR 0.15 per share), income from continuing operations came to EUR 802 million (EUR 0.61 per share), compared with EUR 551 million (EUR 0.41 per share) in the fourth quarter of 1999, representing a 46% increase.

Sales in the fourth quarter came to EUR 11,007 million, a 15% nominal increase on the year before. Changes in consolidations, had a lowering effect of 2% on sales, particularly related to the deconsolidation of Origin. Currency fluctuations, in particular the appreciation of the US dollar and the Japanese Yen versus the euro, had a significant positive effect of 10%. Sales growth in Q4 on a comparable basis was 7%, compared to 4% in the year earlier. Sales growth in Q4 was headed by Semiconductors with 42% increase in euros. Most other sectors posted also significant increases. Components' sales increased only marginally on the year earlier quarter, suffering from weakness in the PC industry, affecting sales for monitor displays (CRT and LCD) and Optical Storage. Sales growth in euros was particularly strong in North America and Latin America at 25% and 20% respectively. Other regions also posted double-digit growth. Price erosion in the fourth quarter, at 5%, compares favorably to the 7% in the corresponding quarter in the year earlier. Volume growth in the fourth quarter was 12%.

Income from operations in the fourth quarter was EUR 1,949 million (17.7% of sales). Income included a gain of EUR 1,072 million related to the merger of Origin and Atos. Excluding this item income amounted to EUR 877 million (8.0% of sales) compared to EUR 531 million (5.5% of sales) in 1999. Main improvements came from Semiconductors and Mainstream CE, more than doubling income from operations. Medical Systems included a write-off for in-process R&D of EUR 44 million, resulting from the aquisition of ADAC Laboratories. Also included were charges for amortization of goodwill and other intangible assets for MedQuist of EUR 28 million. Lower income of Components in the fourth quarter was related to weaker performance within Optical Storage. Income of Consumer Communications was impacted by lower than expected sales growth of new products, resulting in an unfavorable mix and a drop in contribution margin, and included a loss of EUR 22 million related to the discontinuation of the TDMA activities. In Digital Networks extra obsolescence charges of EUR 22 million were booked, mainly due to weak sales of set-top boxes in North America. The loss in Specialty Products' income was entirely due to the impairment of the goodwill and other intangible assets amounting to EUR 35 million related to VCS, a US based speech technology company bought in 1999. Lower income from Licenses was attributable to a number of non recurring items amounting to EUR 15 million. In Miscellaneous, provisions of total EUR 23 million were recognized in respect of already disposed activities. In the fourth quarter the build up for the provision for the jubilee fund amounted to EUR 55 million.

Financial income and expenses in the fourth quarter were EUR 902 million. The fourth quarter included the gain on the exchange of Seagram shares into Vivendi Universal shares for EUR 966 million. Excluding this item, the financial income and expense amounted to a negative amount of EUR 64 million compared to a negative EUR 13 million in the year earlier period. The difference mainly relates to the gain on the sale of JDS Uniphase shares of EUR 44 million in the last quarter of 1999.

Income taxes in the fourth quarter were EUR 83 million in 1999 compared to EUR 130 million in 2000. This mainly related to the withholding tax of TSMC of EUR 47 million for the year 2000. Excluding this item, income taxes came to EUR 83 million. This is relatively low, as a result of tax-exempt transactions in relation to Atos Origin and Seagram.

Philips' results relating to unconsolidated companies amounted to EUR 94 million in the quarter, versus EUR 269 million last year. Last year's income included a EUR 92 million gain related to the conversion of TSMC Eurobonds into equity. Disregarding this item, results relating to unconsolidated companies declined by EUR 83 million, mainly due to lower performance of LG.Philips LCD Co., of which the contribution was break-even in the last quarter compared to a profit of EUR 123 million a year ago, while TSMC contributed strongly to the results. Philips' share in the results of Atos Origin will be included in Results relating to unconsolidated companies on a delayed basis of three months, from January 1, 2001 onwards.

The share of third-party minority interests in the income of Group companies amounted to EUR 23 million in 2000, compared to EUR 17 million in 1999.

Net income amounted to EUR 2,792 million (EUR 2.16 per share) versus EUR 687 million (EUR 0.51 per share).

The year 2000
Sales and income from operations
Sales in 2000 grew to EUR 37,862 million, 20% higher than the EUR 31,459 million in 1999, which in turn was 3% higher than in 1998. The growth was particularly strong at Semiconductors (55%), Components (22%) and Medical Systems (22%). Currency fluctuations, primarily the strong appreciation of the US dollar (16%) against the euro, had a positive effect of 9% on nominal sales. Various changes in consolidation had on balance a neutral effect. Positive effects came from the consolidation of, among others, MiCRUS, MedQuist and Optiva Corporation. Deconsolidations related mainly to AC&M as of July 1 and Origin as of October 1, 2000. Excluding these effects, sales growth in 2000 was 11%, comprised of 16% volume growth partially offset by 5% price erosion.

Income from operations in 2000 totaled EUR 4,281 million, or 11.3% of sales, as compared to EUR 1,751 million, or 5.6% of sales in 1999. Included in income were one-time gains of EUR 309 million related to the sale of the AC&M business and a gain of EUR 1,072 million related to the exchange of Origin shares into Atos Origin shares. The largest increase in income was realized by Semiconductors, whose results more than doubled compared to 1999, reflecting the strong upturn in the market. Moreover, overall price erosion decreased significantly, while improved efficiency and cost control had a positive impact on income. In addition, reduced pension costs had a positive effect of EUR 403 million on income. All divisions contributed to this year's operational result improvement. Income from operations in 1999 was favorably impacted by EUR 169 million income from the divestment of Conventional Passive Components.

Financial income and expenses amounted to income of EUR 1,988 million in 2000 compared to EUR 32 million in 1999. Net interest expenses increased from EUR 129 million in 1999 to EUR 167 million in 2000, mainly as a result of higher net debt level of the Philips Group. Financial income in both 1999 and 2000 includes gains from the sale of marketable securities. During the year 2000 Philips sold a portion of the JDS Uniphase shares that were received upon the sale of Philips Optoelectronics in 1998. The income from the sale amounted to EUR 1,207 million. Moreover, Seagram shares were exchanged for Vivendi Universal shares. The shares in Seagram were obtained upon the sale of Philips' 75% stake in PolyGram in 1998. The income from the exchange of Seagram shares amounted to EUR 966 million. In 1999 a gain of EUR 117 million was realized on the sale of a portion of the JDS Uniphase shares.

Income tax charges totaled EUR 570 million in 2000, compared to EUR 336 million in 1999. This corresponds to an effective tax rate in 2000 of 9%, down from 19% in 1999. The lower effective tax rate in 2000 primarily resulted from various tax-exempt transactions (positive tax effect of 13%). The Company expects the effective tax rate to go up to approximately 25% next year.

Results relating to unconsolidated companies in 2000 totaled EUR 3,970 million, compared to EUR 409 million in 1999. Income in 2000 was favorably impacted by a number of one-time gains. A substantial portion of the ASM Lithography Holding N.V. (ASML) shares was sold, resulting in a gain of EUR 2,595 million, while Philips' 33% interest in Beltone Electronics was exchanged for GN Great Nordic shares, resulting in a transaction gain of EUR 122 million. In 2000 several equity transactions by TSMC resulted in a net gain of EUR 680 million. Excluding these items, results relating to unconsolidated companies amounted to EUR 573 million, which was considerably higher than the previous year, primarily due to TSMC's strong performance in the favorable semiconductor market. Although income from LG.Philips LCD Co. improved over last year, it should be noted that 1999 contained only six months of operations compared with the full year in 2000.

The share of third-party minority interests in the income of Group companies amounted to EUR 67 million in 2000, compared with EUR 52 million in 1999. The increase is attributable to the improved results of FEI Corp and the China operations.

Income from continuing operations in 2000 improved to an all-time high of EUR 9,602 million (EUR 7.31 per share), compared with EUR 1,804 million (EUR 1.31 per share) in 1999. Excluding one-time gains, income from continuing operations was EUR 2,564 million (EUR 1.95 per share) in 2000, which is EUR 1,007 million higher than income of EUR 1,557 million (EUR 1.13 per share) in 1999. The results for 2000 include an especially strong contribution from Semiconductors and Components, whose income doubled over prior-year levels. Lighting and Domestic Appliances delivered record results. The 2000 results benefited from a good performance by TSMC.

Net income in 2000 amounted to EUR 9,602 million (EUR 7.31 per common share) compared to EUR 1,799 million (EUR 1.31 per common share) in 1999.

Sales and income from operations per sector
Sales in the Lighting sector totaled EUR 5,052 million, an increase of 11% over last year. Currency movements had a positive impact of 8% on sales. Volume growth was 6%, which was partly countered by increased price erosion (4%). The strongest sales growth was achieved by the business unit Automotive & Special Lighting through successful product introductions and market developments. Income from operations of EUR 668 million in 2000 represents an improvement of almost 11% compared to 1999 and was mainly the result of the strong sales growth, slightly offset by a net restructuring charge of EUR 17 million. The largest income improvement was realized by the Lamps business, especially in Europe.

Sales in 2000 in Consumer Electronics totaled EUR 14,683 million, an increase of 18% in the year. Changes in consolidation had a minor negative effect of 1%, while currency movements had a positive effect of 9% on nominal sales. Sales volume increased by 18%, partly offset by an average price decrease of 8%. Digital Networks and Consumer Communications recorded the strongest sales increase. Sales of Mainstream CE products were edged up by Consumer TV, Branded Monitors and DVD Video, whose sales more than doubled. Digital Networks recorded sharply higher sales, benefiting from the strong demand for set-top boxes. The substantial rise in Consumer Communications is led by significant growth of GSM sales in Europe and Asia Pacific, reaching more than 13 million handsets in 2000. Sales growth in Specialty Products was driven by Remote Control Systems, Speaker Systems and Broadband Networks. Income from operations in 2000 in the sector Consumer Electronics increased to EUR 374 million, or 2.5% of sales, up from EUR 258 million (2.1% of sales) in 1999. The considerable increase was mainly attributable to the turnaround to a break-even situation at Consumer Communications, due to higher GSM volume, new product introductions resulting in a more favorable mix and tight cost control. License income increased, mainly due to the higher number of licenses in new programs. As from June 2001 onwards license income will be negatively impacted due to the expiring CD-Audio patents in Europe and Asia Pacific. This is expected to be partly compensated by higher income from CD-R/RW and DVD. Income from Mainstream CE benefited from the higher sales level, especially in the Monitor business and tight cost control. At Digital Networks, the positive contribution from certain satellite applications was more than offset by large start up costs in the cable segment and in new technologies for the delivery of electronic content, both focused on the North American market. The decrease in income from operations for Specialty Products primarily resulted from charges related to the impairment of identified intangibles and goodwill, related to Voice Control Systems.

Sales in the DAP sector in 2000 totaled EUR 2,107 million, representing 18% growth. Currency movements had a strong positive impact of 8% on nominal sales. Consolidation changes had a positive effect of 4%. Volume growth, at 8%, was partly countered by an average price decrease of 2%. The sales growth is mostly attributable to the Male Shaving and Grooming business, reinforcing global market leadership. The Food and Beverage and Home Environment Care businesses also achieved strong increases. Sales at Oral Health Care were favorably impacted by the acquisition of Optiva Corporation in October, 2000. Income from operations increased by approximately 30% to EUR 287 million, primarily from Male Shaving and Grooming and the success of Quadra Action, while Food and Beverage improved its profitability significantly as a consequence of portfolio rationalization and strict cost control.

Sales in the Components sector totaled EUR 4,562 million in 2000, a sharp rise (22%) on the year before. Changes in consolidation had a negative effect of 5%, particularly related to the divestment of AC&M as of July 1, 2000. Currency movements had a positive effect of 13% on nominal sales. Volume growth was 20%, partially offset by a 6% reduction in average selling prices. The larger part of the sector's growth was realized in Optical Storage, whose sales were more than 80% higher than the year before. In addition, strong growth was realized by Flat Display Systems, notably Mobile Display Systems. Income from operations almost doubled from 1999's EUR 286 million to EUR 569 million. In 2000 the divestment of AC&M had a positive effect of EUR 309 million, which was partly offset by the EUR 78 million net restructuring charges related to Display Components and Flat Display Systems. Income in 1999 was positively impacted by the EUR 169 million gain on the divestment of Conventional Passive Components, partly offset by the restructuring charges of EUR 38 million in relation to the Active Matrix Liquid Crystal Displays (AMLCD) business. Excluding restructuring charges, all businesses except Flat Display Systems improved their performance in 2000, with Optical Storage posting a major improvement, especially in the first half of the year.

Sales in the Semiconductors sector in 2000 came to EUR 5,879 million, an increase of 55% over 1999. Through the acquisition of MiCRUS as from June 1, 2000, sales increased by 3%. In addition, 2000 contains the full-year sales of VLSI, compared to seven months in 1999 (effect +8%). Furthermore, currency movements had a substantial positive effect of 14% on nominal sales. Volume growth was 33%, while average prices decreased by 3%. Price erosion was substantially lower than in the previous year, reflecting strongly improved markets. All businesses improved due to the steep overall growth, most predominantly Telecom Terminals and Emerging Businesses. Income from operations in 2000 more than doubled the 1999 amount and totaled EUR 1,346 million. The main reason for the improvement was the substantially higher sales level in all businesses due to the general upturn in the industry which led to shortages in the market during the year. Through the acquisition of MiCRUS capacity was increased.

Sales in the Medical Systems sector in 2000 totaled EUR 3,031 million, representing 22% growth. The acquisition of a majority of the shares in MedQuist as of July 1, 2000 lifted sales by 8%. In addition, currency movements had a positive effect of 10% on nominal sales. Volume growth was 7%, while prices on average decreased by 3%. Income from operations in 2000 amounted to EUR 169 million, compared to EUR 181 million in 1999. The acquisition of ADAC resulted in a fourth quarter charge of EUR 44 million for the write-off of the in-process R&D obtained in this strategic acquisition. Excluding amortization of goodwill and other intangibles related to the acquisitions of MedQuist and ADAC in 2000 and ATL Ultrasound in 1998, income was EUR 308 million, which was a EUR 89 million improvement over 1999. Income from operations of ATL Ultrasound improved over 1999.

Due to the Atos Origin merger, sales of Origin have been consolidated for nine months only in 2000 and came to EUR 717 million. The merger with Atos resulted in a gain of EUR 1,072 million, bringing total income for the year to EUR 1,063 million.

Sales in the Miscellaneous sector in 2000 totaled EUR 1,831 million, representing a 16% increase over 1999. Changes in consolidation had a downward effect of 4%, while the appreciation of currencies had a positive effect of 8%. Sales growth was particularly strong at EMT, FEI and Philips Enabling Technologies Group. Income from operations in 2000 came to a loss of EUR 113 million, or 6.2% of sales, which compared with a loss of EUR 94 million, of 5.9% of sales in 1999. The income of the Miscellaneous activities was adversely affected by provisions of EUR 93 million for settlement for activities that were stopped.

Income from operations in Unallocated came to a loss of EUR 82 million in 2000, compared to a loss of EUR 413 million in 1999. In 2000, income was positively impacted by EUR 406 million reduction in pension costs, as compared to EUR 124 million in 1999.

Geographic developments
Geographically, sales growth in 2000 was strong in all regions, in particular in Asia Pacific. Sales in Asia accelerated strongly and ended 29% above the year before, with all sectors contributing, especially Semiconductors. The sharp upturn in Europe (16%) was driven by Semiconductors, Components and Consumer Electronics. In addition, Latin America recorded substantial positive growth, recovering from the weak sales in the years before. The recovery is headed by Brazil, benefiting from the upturn in economic conditions in that country. North America recorded a 21% increase in sales, attributable to the strong rise of the US dollar and the new acquisitions in the region.

Income from operations in 2000 improved in all regions. Europe, Asia Pacific and North America showed strong increases in income, driven by the favorable developments at Semiconductors. North America was also positively influenced by the strong US dollar. Furthermore, income in Europe increased due to the reduced pension costs in the Netherlands, while both Europe and Asia Pacific were positively affected by the gains on the transactions with Origin and the AC&M business. Latin America became profitable again, fully reflecting the higher activity level at Components.

Cash flows and financing
The cash flow from operating activities in 2000 of EUR 2,996 million exceeded the level of EUR 1,913 million in 1999. The increase in cash provided by operating activities is attributable to the increased profitability of the Company, partially offset by higher working capital requirements of the Company's growing businesses. Expressed as a percentage of sales, inventories at the end of 2000 were 13.9% of sales, compared to 14.5% a year earlier.

Cash flow from investing activities in 2000 required EUR 2,404 million, versus EUR 3,834 million in 1999. During the year 2000, Philips invested EUR 3,209 million in businesses operating in strategic areas where Philips wants to improve its global market position (1999: EUR 2,993 million).

In 2000, the net cash flow used for financing activities amounted to EUR 2,038 million, of which EUR 1,673 million was used for a 3% share reduction program. In 1999, the net cash flow used for financing activities was EUR 2,606 million, of which EUR 1,490 million was used for the 8% share reduction program.

The net debt to group equity ratio amounted to 12:88 at the end of 2000, compared to a ratio of 6:94 at the end of 1999.

Employees
The number of employees at the end of 2000 totaled 219,429, which is 7,445 lower than the position at the end of 1999. The reduction is principally attributable to consolidation changes, reflecting a total decrease of 10,621 employees. The most significant divestment was that of Origin, involving a reduction of 15,906 employees. Geographically, the headcount increased in Europe, Asia Pacific and Latin America, while falling in North America.

Outlook
The Company has formulated its new performance objectives for the medium term:

1. Sales growth of better than 10% average per annum
2. Income from operations to grow from approximately 8% of sales to 10% of sales
3. Growth of earnings per share of 15% on average per annum
4. Positive cash flow

Achieving these results will lead to a return on net assets (RONA) of over 30%.

For the year 2001, the Company is observing a slow down in economic activity in some areas of the world, particularly the USA. Furthermore, the markets for PCs and related products and the telecom markets are showing signs of temporary oversupply. This will cause some of the markets for Philips products to show lower growth and higher price erosion in 2001, certainly in the first half of the year.

We will keep capital expenditures below the level of 2000, while we continue to support the high growth opportunities of our businesses with a focus on Semiconductors, Components and the digital parts of Consumer Electronics. This will be supported by acquisitions, which may temporarily dilute earnings until the synergies can be reached that are foreseen in these transactions.

We will continue to improve our operational efficiency and devote more attention to closer cooperation between different businesses, where this creates synergy advantages for the Company. The total effect of growth and efficiency will keep the number of employees at about the same level.

We will continue our approach to further tighten business controls and enhance value-based management.

Amsterdam, February 8, 2001
Board of Management

Media inquiries: Ben Geerts, Philips Corporate Communications, tel: +31 20 5977215

'Safe Harbor' Statement under the Private Securities Litigation Reform Act of 1995 This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.